Filed by Developers Diversified Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No.: 333-100889

The following material was disseminated to shareholders of JDN Realty Corporation:

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IMPORTANT REMINDER CONCERNING THE PROPOSED MERGER OF JDN REALTY CORPORATION AND DEVELOPERS DIVERSIFIED REALTY CORPORATION

Dear JDN Realty Corporation Shareholder:

We have not yet received your proxy on the proposed merger between JDN Realty Corporation and Developers Diversified Realty Corporation ("DDR"). **No matter how many or how few shares you own, your vote is important.**

JDN Realty is holding a Special Meeting of its shareholders on Thursday, March 13, 2003. At this meeting, you will be asked to approve the merger agreement and the merger. If the proposed merger is completed, each outstanding share of JDN Realty common stock will be converted into 0.518 of a DDR common share. For reasons explained in the Proxy Statement previously sent to you, the Board of Directors encourages you to vote **FOR** this proposal.

The Special Meeting originally scheduled for January 29, 2003 was adjourned to **March 13, 2003**, and the record date was reset from December 2, 2002 to **February 12, 2003**. **EVEN IF YOU SUBMITTED A PROXY CARD FOR THE ORIGINAL MEETING, WE REQUEST THAT YOU TAKE A MOMENT TO RETURN THE ENCLOSED PROXY CARD FOR THE ADJOURNMENT.**

Since consummation of the merger requires the approval of at least two-thirds of JDN Realty's outstanding shares of common stock, a failure to vote will have the same effect as a vote against the merger.

Please take the time today to return the enclosed proxy card in the envelope provided.

I cannot overemphasize the importance of your vote. If you need an additional copy of the Proxy Statement, have questions or need assistance voting your shares, please call Georgeson Shareholder, which is assisting us with the solicitation of proxies, at (212) 440-9800 or Toll-free at (866) 870-4476.

Your prompt attention to this matter is greatly appreciated.

Sincerely,

Craig Macnab
President and Chief Executive Officer

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Additional Information about the Merger and Where to Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger transaction between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE TRANSACTION. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.